Exhibit 99.3

Press Conference

Infosys Limited
Q1 FY25 Media Conference Call

July 18, 2024

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu (Emcee)
Corporate Communications

JOURNALISTS

Ritu Singh

CNBC TV18

Haripriya Sureban

The Hindu BusinessLine

Veena Mani

Times of India

Chandra R. Srikanth

Moneycontrol

Sameer Bakshi

Economic Times

Beena Parmar

Economic Times

Padmini Dhruvaraj

The Financial Express

Haripriya Suresh

Reuters

Jas Bardia

The Mint

Sanjana B

The Hindu Business Line

Sonal Choudhary

Deccan Herald

Rishi Basu

A very good evening, everyone and thank you for joining Infosys' First Quarter Financial Results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you. As I always do, I request one question from each media house to accommodate everyone over the next hour.

And with that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon and thank you all for being here with us today. We started the financial year with a strong performance in Q1 across multiple dimensions, including broad-based revenue growth, expansion in operating margin, strong large deal wins and strong cash generation.

Our revenues for the quarter grew 3.6% sequentially and 2.5% YoY in constant currency terms. I am particularly pleased with 7.9% growth in the financial services segment, where we are seeing improvement in client spend in North America. All geographies and most industry groups grew sequentially.

Volume growth turned positive after several quarters. We had another strong quarter of large deal wins with 34 large deals at a total contract value of $4.1bn. Our clients see us as a preferred partner of choice in consolidation, cost takeout and efficiency opportunities. This is also a reflection of our leadership strength.

With the mobilization of our margin program, we see positive impact on operating metrics. This resulted in our margin expanding by 1 (percentage) point sequentially. Free cash flow was highest ever at $1.1bn. We continue to see strong traction from our clients for Generative AI programs delivered through Topaz. Enterprises are focused on their own datasets that can be used in Generative AI large language models that create huge impact for them.

Along with our overall robust performance in Q1 and strong opportunity pipeline, we are seeing early signs of improvement in financial services vertical in the U.S. While discretionary spends continue to be under pressure, our highly differentiated offerings around driving efficiencies at scale and the transformation capabilities around Generative AI have positioned us well in this market.

With respect to our recent acquisition of in-tech, we have received the required approvals and have closed the acquisition transaction. Given our strong performance in Q1 and our current outlook, we have revised our revenue growth guidance for the full financial year to 3% to 4% growth in constant currency terms. Our operating margin guidance for the financial year remains at 20% to 22%.

With that, let us go ahead with the questions. Thank you.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. With that, the first question is from Ritu Singh from CNBC-TV18.

Ritu Singh

Hi. Ritu from CNBC. Thank you for the question. A huge upgrade in the constant currency revenue guidance, 3% to 4%. So firstly, while you highlighted in financial services in the U.S., you are seeing some signs of a pickup. Overall, what is your sense on discretionary spend coming back? Where are the verticals, you continue to see weakness?

And was all of this upgrade organic or have some of your past acquisitions that you have now completed had some role to play in this upgrade that we are seeing? Also, your margins are up about 100 basis points over the previous quarter. I just wanted to understand, is there headroom for further growth when you are expecting to take the wage hikes, etc.?

And just one more question, if I may on your headcount. As we have been asking you for the past several quarters, its now six quarters, it is been coming down. What are your hiring plans for the year, if you could just throw some light on that?

Salil Parekh

Thanks for your question. Let me start with the first one. On the guidance, the way we see what is going on in the market and our guidance. First, we had a strong performance in Q1 on volumes, as well as the point that we made on financial services in the U.S.

Second, we had a very strong performance on large deals in Q1, which gives us more visibility into this financial year. And third, we completed the in-tech acquisition, which also helps us in this guidance. And Jayesh will give some color on the specifics with in-tech as well. On the margins, Jayesh, will you?

Jayesh Sanghrajka

Yes, so if you look at this quarter's margins, we have already expanded our margins by 100 basis points. If you look at the put-and-takes of that, almost 100 basis points came from last quarter's normalization. Last quarter, we had one-off, which impacted our margins. We had 80 basis points coming from Project Maximus, which is our margin expansion program, on the back of better pricing, which is value-based selling, better benefits from our efficiency pyramid, which is utilization, etc., and 40 basis points came from one-off benefit that we got in this quarter from one of the clients on revenue side. So those were the positives. On the headwinds, we had 1.2% coming from better variable pay and higher leave and other costs, resulting in almost 1% margin expansion for the quarter. The Project Maximus as you know, we are working on it for the last couple of quarters and it has started showing results. Our long-term – medium-term objective on that is to expand margins from where we are. This year's guidance continues to remain 20% to 22%.

Coming back to your last question on the headcount, as you know last multiple quarters, we have moved to the agile hiring base. That basically means we hire freshers both from the campus and off the campus. This quarter we had a 2,000 person net decline, which is lower than the previous quarters. Our utilization is already at 85%, so we have a little headroom now left. So, as we start seeing growth, we will look at hiring. We are looking at hiring 15,000 to 20,000 freshers this year, depending on how we see the growth.

Ritu Singh

On the first question, when you say the in-tech acquisition also played a role in you upping your guidance, could you give us a clear breakup, how much of it is coming organically and how much inorganically?

Jayesh Sanghrajka

So, we do not break up guidance, first of all, between acquisition and non-acquisition. But if you look at the disclosure that we made when we acquired in-tech, the annual revenue of in-tech was around €170 mn. So you can in a way, back calculate. But we do not really break up how much of guidance is between organic and inorganic.

Rishi Basu

Thanks, Ritu. The next question is from Haripriya Sureban from NDTV Profit.

Haripriya Sureban

Sir, could you give us a broader sense on the demand environment when it comes to other regions than America's? And what is happening on the pricing bit? What has changed since the last quarter? What gives you the confidence in terms of like upping the guidance?

Salil Parekh

I will go with the first point on the demand environment. In other regions what we see is we have continued to see good growth. First, sequential growth was good across all the geographies. But we see good demand, in this sort of an environment, in the European market where we have had good traction and we have also had some of our large deals ramping up in that environment equally in what we see in the U.S. or the North American market as well. So, both of those we are seeing good traction on.

Jayesh will also give a little bit more color on the industry later. And the second point – go ahead, Jayesh.

Jayesh Sanghrajka

Sorry, what was the second point?

Salil Parekh

The second point on the pricing.

Jayesh Sanghrajka

So, pricing environment has pretty much remained stable, but if you look at again one of the pillars of Maximus is value-based selling where we have been able to make an impact which has helped us improve our overall pricing, but overall environment has continued to remain stable.

Coming to the sectors that Salil wanted me to talk about. If you look at financial services as Salil mentioned earlier, the U.S. financial services we have started to see some recovery, especially in the cards payments, capital markets areas. Manufacturing continues to remain strong as a sector. Our manufacturing growth, we expect this year to be lower than the last year because last year we had a very strong growth in manufacturing. Retail and EURS remain similar to our commentary earlier and hi-tech continues to remain softer.

Rishi Basu

Thank you. The next question is from Veena Mani from The Times of India.

Veena Mani

Hi, gentlemen. I have a few questions. Some of your peers who had the same sort of numbers with some positive growth, could give us an outline only up to the next quarter on what things look like. What do you think the next few quarters of this financial year would be? Would you be able to tell us a little bit more about how the macro environment is going to be like and the deal environment is going to be like?

Secondly, I wanted to ask you about how your internal fulfilment goes. IJP is a huge thing at Infosys. So would that be a focus going on or would you again go back to the market and hire extensively, not just freshers, but even laterals? And the other thing is about McCamish. So you called out in your annual reports that the cyber security is not as adequate as you would want it to be. So are you going to expand that coverage? What is it like you are going to be doing on the cybersecurity front? And with the McCamish incident, does it make it even more pertinent for you to add to your cybersecurity measures?

Salil Parekh

So let me start with the first one, the macro. On the macro, I think the sense we have is the discretionary spend which is a function of macro as it impacts our clients is still the same as what we were seeing in the past quarter with the exception that we saw a little bit better outcome for financial services in the U.S., but otherwise it is the same. So it is a discretionary still low from where it was several quarters ago. Now to see beyond, so the way we do this like at this time in the start of Q2 we will have an outlook of what we can see into the environment over the next few months. We do not have a view which is, let us say, what will happen at the end of the financial year and so on. So that is how we are seeing it today.

But as we see, as we have done now, as we see any changes like what we saw in financial services, we then, at the end of the quarter, come back and update things on that. On the second point, on IJP or the fulfilment, I think the view is we always look at fulfilment from what we have. As Jayesh shared, our utilization is looking at a fairly good level.

We will still have fulfilment internally, but we will also potentially, as we see the demand, have recruitment, both on campus and at other levels as well. On McCamish, I think we issued a statement on April 18, 2024. In addition to that, the e-discovery process has been completed, and McCamish is in the process of coordinating with its clients to ensure all the notifications are provided.

In addition, the U.S. State Attorney Generals and Insurance Commissioners have also been notified, i.e., what we can share with respect to McCamish.

Rishi Basu

Thank you, Veena. The next question is from Moneycontrol, Chandra.

Chandra R. Srikanth

Hi, Salil. Hi, Jayesh. Salil, in terms of business segments, with the exception of financial services, which is seen in uptake, all the other verticals are more or less, flat sequentially. I think retail has declined by some basis points. So give us a sense of what you are seeing there. You have already spoken about how financial services is looking up. And in terms of geography also, North America has declined sequentially. Europe is flat. Rest of the world is flat. But India has seen an uptick. So what is driving the growth for you? Is there a specific project that is helping you?

Also last month, I think during your AGM, Nandan Nilekani mentioned that you have 225 Gen AI POCs -- projects. So if you can give us a sense of your pipeline, are you going to be, giving us a sense of what the size is? Because TCS has called out 1.5 bn. I think Accenture has called out 2 bn. Will you be quantifying that?

Jayesh, for you, I think utilisation has helped, excluding trainees, it is gone up by 2 percentage points. You have also increased offshoring by, I think, a few basis points, which has helped your margins. So will you be utilising these levers? I mean, can you spread these levers more in the next quarter to keep up margins?

Salil finally, do you have a view on the reservation bill that Karnataka mooted and now it is paused? But as one of the biggest companies operating in Karnataka, what is your view on reserving jobs for locals? Thank you.

Salil Parekh

So there are a few questions. Let me start first with Generative AI. Jayesh will talk a little bit about the industries and the geographies. On Generative AI, we are making huge impact. And as Nandan shared, at the AGM, the sort of work we are doing is massive. We are not, at this stage, disclosing and quantifying externally our revenue from it.

The work we are doing is quite incredible. The focus is really on what enterprises are doing for Generative AI. And what are enterprises doing? They are working on their own datasets within the confine of the enterprise and making sure that the benefit of that comes through for them. For example, there is work that is massively going on in customer service. There is work that is going on in software development. There is work that is going on across process optimization in knowledge.

So there are a variety of areas in which Generative AI work that we are doing for clients is making a huge impact. And there are several examples, some of which we also shared in our Annual Report, some of which without client names, where we are working on for projects for Generative AI. Let me also -- let Jayesh talk about the industry, and then we can go to the other ones.

Jayesh Sanghrajka

Yes. So I think, Chandra, the numbers that you are looking at are YoY numbers. If you look at the sequential numbers, financial services have grown 7.9%, manufacturing has grown 3.6%. Almost all segments have grown, and all the geographies have grown this quarter. So that is what Salil was referring to in terms of broad-based growth this quarter sequentially.

Coming to your other question on margins, while utilization has pretty much reached the peak level in our mind, there are other levers, value-based selling, more offshoring, near-shoring. All of those are still levers that we have that we will look at in terms of expanding margins from where we are.

Chandra R. Srikanth

The geography split, Jayesh.

Jayesh Sanghrajka

The fact sheet. You are referring to the fact sheet?

Chandra R. Srikanth

Yes.

Jayesh Sanghrajka

The fact sheet is YoY numbers. They are YoY numbers.

Rishi Basu

I think the question was on reservation, the last question.

Salil Parekh

The question -- first, we are planning to work with all the regulations that the state and central governments will work on. We support whatever regulations and guidelines that will come. We will wait and see what they look like as time develops. But our approach in general is to make sure we align to the new laws and regulations that come out.

Rishi Basu

Thank you, Chandra. The next question is from Beena Parmar and Sameer Bakshi from the Economic Times.

Beena Parmar

Hi. First, we want to know the guidance that you have revised. How much would be inorganic growth from that? And your India growth has also seen a large jump. Could you give us some clarity or color, on where does it come from? Is it from one large deal or do you see this going forward? Do you see this expanding?

And in terms of fresher hiring, you mentioned that you would be going to campuses and also looking at it laterally. How much would be campus recruitments from the number that you shared? And have the onboarding process of previous offers been done already?

Salil Parekh

So on the guidance, what we are seeing today, we had a very strong Q1. With that performance, which focused on specifically volumes, on financial services in the U.S. that gave us more confidence for the year. Then we saw the large deals in Q1 itself. That gave us more visibility for what we are seeing for the full year.

And then we had the acquisition with respect to in-tech. Those combined give us the support to increase our revenue growth guidance. As Jayesh said, we do not split out the guidance between organic and inorganic. However, the revenue number for in-tech is something that we have shared, Jayesh just shared that. And so from that basis, you can add it is a part of it.

There is a vast majority of it is coming from what we see in the volume, financial services and large deals. In terms of recruitment, as Jayesh just shared, we will be going to campus between the way we do campus, which is campus hires ongoing and at campus. And that is in the range of 15,000 to 20,000 for this financial year.

Beena Parmar

Is there a breakup on how much would be from campuses and otherwise?

Jayesh Sanghrajka

We generally do not break up that. It is a combination from the campus and off campus. As we see the demand environment growing, we will look at which is the best source of.

Beena Parmar

Has the onboarding of previous offers been done completely or is it still pending?

Jayesh Sanghrajka

It is -- a small portion of that would be pending. The rest is pretty much done.

Beena Parmar

And Salil, on the India growth, can you give us some color of where is it?

Salil Parekh

India growth, so there – first, India is a small part of our business. So each quarter with different events, it can go up and down. In general, India business is doing well for us in terms of growth. In this specific quarter, as Jayesh shared earlier, there was also one-off with respect to the India business. But in general, it is in good shape. It is a small number and sometimes there is more movement because of small numbers.

Beena Parmar

One more if I can add. From your existing deals, what kind of percentage would be Gen AI projects if at all, at least a ballpark number?

Salil Parekh

So in Generative AI, we are not sharing externally the value in terms of revenue or of the deals. What we are very clear about is if you look at industry ratings, if you look at what others are saying about Infosys and our Generative AI approach, it is leading in the market. We are also very careful. We are not combining Generative AI revenue with AI revenue. AI has been going on for a while. And really today, there is much more interest with clients on what Generative AI can derive. And that is our focus. That is where we believe we have leadership. And that is where there is a huge distinction between what large companies or enterprises are doing and what consumers are doing on Generative AI. And our focus is very much with the enterprise Generative AI.

Rishi Basu

Thank you, Beena. The next question is from Padmini Dhruvaraj from The Financial Express.

Padmini Dhruvaraj

Hi. So you said that you finished acquisition of your ER&D company. So from when do you see it contributing to your revenues? And how many POCs of your AI use cases are in production now? So this demand you said of BFS space in North America, is it also because the clients want to adopt the new technologies? And is bundling AI services in your regular deals or are AI deals becoming separate from your transformation deals?

Salil Parekh

Okay, so we will go one by one. I think the first one was on what we are seeing with Generative AI – sorry, ER&D. So the acquisition is complete. I think that was the question.

Padmini Dhruvaraj

From when you see…?

Salil Parekh

When? It is complete yesterday, so it will start from this quarter. And in fact, engineering services is one of those areas which is growing well for us. We are seeing a lot of traction in the automotive space, in the medical devices space, broadly across all elements of engineering services and we have had now two acquisitions that we have done on that.

Then the second was a demand in FS if that also includes, is it because of AI or not? So there what we are seeing with the demand in FS which we are seeing improvement in is across all of our capabilities. It is not only from AI or Generative AI. It is also for cost and efficiency, consolidation plays. It is also sometimes very specialized like in the payments and cards areas where we have some specialized capabilities, we see demand for those sort of activities, but it also includes AI in it.

On the percentage of projects which have gone from POC to production, we do not share that externally but what we do – what we did say and would continue to see is we are seeing a lot more work which is production projects. We are not seeing just POC work. It is real work in production with clients. For example, we are doing some work on credit risk analysis. Now this is a project which is in production with a bank where with Generative AI and AI we are able to improve the quality of the decision-making or help them improve the quality of decision-making and also the time, make it better. So this is a huge real impact that the client is seeing in this area.

Rishi Basu

Thank you. The next question is from Haripriya Suresh from Reuters.

Haripriya Suresh

Hi. Good evening. I think most questions have been asked, but for the last few quarters we have been talking about the delay in TCV to revenue conversion. Is that – does that timeline getting better or do you still – is there still as much caution and are you seeing any sort of transformation deals or are you mainly in the cost efficiency and vendor consolidation these kind of a thing? Also your wage hike cycle last year I know was delayed. Are you coming back to the old cycle? Has the cycle been delayed? What is that environment like? Also in BFSI I know you called out growth areas as cards payments, but are you still seeing any softness that you would want to call out? Thank you.

Salil Parekh

On the deals and the conversion, so there was I think two or three quarters ago we had spoken about some specific deals which it was a slower start than anticipated. Today, we are seeing our large deals converting in as per expectation. So we had already reset that expectation and it is as per that expectation. There is no further slowing and there is no other change in that. The type of deals we are mainly seeing that cost efficiency consolidation deals. There is still not the appetite to spend big on a transformation, technology transformation type of program, on the wage hike and the other one.

Jayesh Sanghrajka

So on the wage hike, as you would recall, we have done our last wage hike in November last year. At this point in time – and every time we do a wage hike, we take multiple factors into account, right from what is inflation, when the last time we did the wage hike, what is the peer practice, etc. And at this point in time we are evaluating all of that, but at the same time as I called out in my margin walk, we have improved our variable pay this year versus the last quarter and last year.

Rishi Basu

Thank you. The next question is from Jas Bardia from The Mint.

Jas Bardia

Good evening, sir. So you started the year with a 3.6% sequential growth in constant currency. And you termed it excellent in your prepared remarks. But you outline a full year growth between 3% and 4% in constant currency terms. So are you expecting business to decline in Q2 or the second half of the year? What explains this stepped outlook despite a strong start? And sir, the second question, over the last four quarters, the company has kind of underperformed. What explains the slowdown? Is it macroeconomic slowdown? Because Fortune 500 companies are doing well. The U.S. economy is resilient. So is this a macroeconomic slowdown, if at all? Or is this because of company-specific issues?

Salil Parekh

So the first one, in fact, my sense is we have done exceptionally well because of Infosys-specific reasons. 3.6% sequential growth is extremely strong in any environment, but especially in this environment. The reasons we have, a very well-defined approach on large deals which has been working well. We have a very clear approach on Generative AI, which is giving us good traction. We have, when the market looks at it, a very clear approach on digital transformation, which helps clients. And in this environment, a strong focus on cloud, which is also doing very well with the work we do in Cobalt.

The foundation of Generative AI is all of the data and how that is coming together. And there we have huge strength. So that is giving us a tremendous benefit. Then we have had the success on large deals in Q1. Then we have had a strong outcome on the operating margin because of the program we put in place some quarters ago on improving every aspect of how the operations work. And then we have free cash flow, which is at the highest level. So all of that combined give us a very strong start into this financial year.

For the guidance, the 3.6% becomes 2.5% on a YoY basis. So the guidance is more on a YoY basis where we have said is between 3% and 4%. And so we see that being supportive of the guidance we are driving for three reasons. A good Q1, which is because of volumes and a good FS outcome in U.S., very strong large deals. And the in-tech acquisition, which got closed in time. And so those are the reasons why the guidance has become 3% to 4%.

Now if you look at what is going on with the macro, the macro environment, at least in the western markets with high interest rates, has curtailed most companies from spending on big programs on digital transformation. And we had, as we transformed the company, moved to 65% of our work into digital. And that is where we see the change. My sense is as and when the macro changes and companies are spending on large technology programs, we are in the best position to start to get that benefit. And this quarter we start to see a little bit of that, not in the digital programs but in financial services in the U.S., which is what we have not seen in the past. So all of that really gives us the confidence for what we are seeing in this year.

Rishi Basu

Thank you. The next question is from Sanjana from the Hindu Business Line.

Sanjana B

Hello, gentlemen. So Infosys currently has 2.5 lakh employees that are trained in Gen AI. So what exactly does this mean? And what kind of investments or initiatives are going into this? And if you could tell us if this reduces or increases hiring requirements because there has been a reduction in headcount from last quarter. It is been around 1,900 employees?

Also, can you talk about how many roles are being added or will be added because of development on the AI front? And if you are looking to – and if you could give a breakup of how many people that you have currently hired for AI related roles? Thank you.

Salil Parekh

So on the training for AI, we have a program that enables our employees to get trained on different elements of AI and Generative AI. So there is training, which is more focused on awareness. There is training, which is more focused on developing and there is training, which is more focused on deep immersion. And all of that combined gives the total that we share externally for AI training.

Our view is all of our service lines are getting changed by deploying AI and Generative AI within each service line. So in any of our offerings, we are deploying it to make sure that we get the full benefit of it, and which is what we are driving to become an AI-first company. So we had a view when we became digital-first, cloud-first and now AI-first, so that positions us very differently with our clients.

In terms of recruitment, we do not specify how many people are getting recruited for A or B different specific category. But overall numbers is what Jayesh has shared in terms of people joining from college is between 15,000 and 20,000 for this financial year.

Rishi Basu

Thank you. The next question is from Sonal Choudhary from the Deccan Herald.

Sonal Choudhary

Hello, gentlemen. Congratulations on the stellar performance. You have already highlighted what has powered growth in this quarter, but if there is anything to add to that? Secondly, whether this growth momentum will sustain? If yes, what is providing that confidence? What is boosting that confidence?

Salil Parekh

So thank you for that. We are extremely pleased with the performance, and we think is something very specific to what we have done within the company and for our clients. The main elements of what is driving the growth is really focused on how we have set up, what we are driving within the Generative AI ecosystem, what we are driving with large deals, the intensity with which we are working with our clients across all the industries and then the benefits that we are seeing, for example, in Q1, from volumes, from financial services in the U.S., the overall large deal and the in-tech acquisitions. As we look ahead, our view is what we see today is what we have translated into the growth guidance as we see the year today.

We will see as the year progresses; we believe we have a leading ability with 3.6% QoQ growth in the market. We will see as the year progresses what other things we see in the environment with different industries like we have seen for financial services in the U.S., what other industries at what time if they change and so on and that will give us more and more confidence into the year. The way I would say that is the guidance is what we see today. So whatever we have seen in Q1, we have converted that to our guidance and that is what we see today in terms of the outlook.

Rishi Basu

Thank you. With that, we come to the end of this press conference. We thank our friends from media for being part of today's questions and answers. Thank you Salil, and thank you, Jayesh. Before we conclude, please note the archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you, and please join us for some high tea outside.